August 6, 2008

Submitted on EDGAR under "CORRESP"

Ms. Katherine Wray

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Quality Systems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 25, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.

File No. 001-12537

Dear Ms. Wray:

We are providing the following responses to the comments contained in Nicholas Panos's letter dated August 4, 2008, regarding the subject filing, on behalf of the filing persons. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

General

1.         Provide support for your assertions that Mr. Razin controls the current board members or that certain board members do not act independently; or remove such statements from the proxy statement. In supporting such assertions, specifically identify the ways in which Mr. Razin "controls" the board, and tell us how. For example, provide support for the following:

▪	the statement, "The Chairman controls the Nominating Process," page 5;

Ms. Katherine Wray	-2-	August 6, 2008

▪	the suggestion that Mr. Razin controls the structure of the board and its corporate governance, page 6; and
▪	the assertion that he "has continued to cause the Board and board committees to do his bidding," page 10.

Please also expand upon your suggestion on the bottom of page 9 that the events that occurred in mid-2004 relating to the nomination of directors were "in contravention of the bylaws crafted under the MOU." In addition, explain your assertion that a "majority of the current directors complacently follow the dictates of the Chairman." State your grounds for characterizing directors' conduct as complacent.

In addition, please explain your reference on page 5 to the "lack of a truly independent board," given that all of the directors but one appear to be deemed by the company to be "independent directors" within the definitions established by The Nasdaq Stock Market and the guidelines established by the company's Bylaws. Finally, please provide support for, or remove, the following statement on page 12: "The Chairman uses compensation as a means of controlling the Board and management." With respect to the statement quoted in the preceding sentence, please discuss Mr. Razin's role in setting compensation for directors and management, including whether, and if applicable when, Mr. Razin has been a member of the company's compensation committee.

Response: Mr. Razin's control of the Board of Directors (the "Board") of Quality Systems, Inc. ("QSI" or the "Company"), its committees and the nominating process to select management's slate of directors and board committee membership, leading to the lack of a truly independent board at QSI, is demonstrated by numerous events over the past five years, as detailed in Mr. Hussein's September 2005 proxy materials and Amendment No. 9 to Schedule 13D filed by Mr. Hussein on May 28, 2008 (the "May 2008 13D"):

1.         Mr. Razin, as Chairman of the Board, generally calls all the board meetings and prepares the board agenda for the meetings; yet he has repeatedly brought proposals to a board vote that had not been listed on the meeting agenda, including, to take some recent examples, (a) seeking the resignation of Lou Silverman as a director effective June 30, 2008 (without even advising Mr. Silverman before the meeting, let alone the Nominating Committee, that he planned to make this request), (b) electing Philip Kaplan to fill the vacancy created by Mr. Silverman's resignation effective June 30, 2008 (again, without raising this issue with the Nominating Committee first), (c) appointing Mr. Kaplan as a member of all QSI board committees effective June 30, 2008, (d) forming a special committee to search for a new CEO, and (e) authorizing an increase in QSI's quarterly cash dividend effective in the third quarter of 2008. In addition, lengthy board resolutions are proposed by Mr. Razin for approval at Board meetings without having been distributed for review in advance.

Ms. Katherine Wray	-3-	August 6, 2008

2.        Mr. Razin has repeatedly referred the issue of selecting director nominees to the full Board rather than allowing the Nominating Committee to resolve the issue, as stated in QSI's 2008 definitive proxy materials on p. 37 and on p. 4 of Mr. Hussein's 2005 proxy materials.

3.        To Mr. Hussein's knowledge, none of Messrs. Hussein, Fawzy and Pflueger, the members of the Nominating Committee in June 2008 in addition to Mr. Razin, met or interviewed the three new nominees named in the Company's definitive proxy materials (Messrs. Bristol, Kaplan and Smith) prior to their nomination. Mr. Razin proposed the three new nominees to the Nominating Committee at a meeting held June 23, 2008 (at which the proposal received a vote of 2 to 2). At the board meeting held later in the day, the Board bypassed the Nominating Committee and approved the nomination of Messrs. Bristol, Kaplan and Smith (which item had not been listed on the board agenda for the meeting).

4.        In June 2004, all of the then independent directors of QSI voted to retain independent counsel to investigate the adequacy of the minutes prepared by the Company's counsel, but at Mr. Razin's direction, management refused to pay the retainer requested by such independent counsel and no investigation took place.

5.        Earlier this year, bypassing the Transaction Committee which, under the Corporate Governance Provisions of the Company's Bylaws, is to be composed entirely of independent directors and is "responsible for considering and making recommendations to the full Board with respect to all proposals involving (i) a change in control, or (ii) the purchase or sale of assets constitutuing more than 10% of the Company's total assets," Mr. Razin and other members of management took steps in pursuit of a significant transaction involving the Company and, when the issue finally came to the attention of the Board, a majority of the directors approved formation of a "Special Committee" to oversee negotiations of the transaction composed of Mr. Razin, the Company's CEO, the President of the Company's NextGen division and one independent director, thereby usurping the role of the Transaction Committee established under the 1999 MOU and confirmed (with specific membership) in the 2006 settlement agreement between Mr. Hussein and the Company.

"Complacently" has been deleted on page 5. We have also revised item 1 on page 12 to read, "The Chairman uses compensation as a means of exerting influence over the Board and management. The Chairman has been willing to award management 7% of the company's equity in one year and to increase directors compensation by more than 10 fold."

Mr. Razin was not a member of any Board committees from 1999 through 2004. His Board committee memberships over the past four years were as follows:

Ms. Katherine Wray	-4-	August 6, 2008

	2005	2006	2007	2008

Nominating			X	X
Compensation
Independent Directors Compensation			X	X
Transaction			X	X
Audit
Special	X	X	X	X

The Independent Directors Compensation Committee (comprised of all the independent directors of QSI as determined by the Board, including Mr. Razin) approved major elements of executive compensation for fiscal 2007, 2008 and 2009, as described in QSI's definitive proxy materials filed in 2007 and 2008. Also, as described on p. 9 of the subject filing, the full Board approved equity grants in 2003 and 2004.

The 1999 Memorandum of Understanding ("MOU") between QSI and Mr. Hussein provided for the adoption of Corporate Governance Provisions as part of QSI's Bylaws. These provisions, which were in effect in June 2004, provided, "3. There shall be a Nominating Committee of the Board, composed entirely of independent directors, which shall be responsible for the evaluation and nomination of Board members." But in mid 2004, in the space of just 10 minutes before Mr.  Hussein arrived for the Board meeting, the Board (with half of the independent directors absent) reconstituted the membership of all the Board committees, the reconstituted Nominating Committee met and recommended a new slate of directors, and the Board approved the new slate over the subsequent objection of Drs. El Bardai and Zikry, who had been two of the four members of the Nominating Committee prior to the Board's actions.

Mr. Hussein believes that QSI's board cannot be characterized as independent when a majority of its members have been nominated at the instance of Mr. Razin (in 2004, 2005 and again in 2008). In addition, in Mr. Hussein's view, Mr. Razin directs the Company's actions as an executive Chairman as if he were still its CEO, such that Mr. Razin is in reality a member of executive management.

Ms. Katherine Wray	-5-	August 6, 2008

As discussed in more detail in his May 2008 13D, it is thus Mr. Hussein's view that Mr. Razin is thus wielding increasing control through expanded committee memberships, as well as by using the "deadlock" mechanism set out in the 2006 settlement agreement to refer decisions to all of the independent directors or to the full Board whenever one of the regular Board committees fails to approve one of his recommendations. Mr. Razin also frequently creates special Board committees (with the approval of a majority of the directors) that usurp the functions of regular committees established under the Corporate Governance Provisions adopted as part of the Company's Bylaws, particularly the Transaction Committee and the Nominating Committee, and recommends to the Board who should be members of such special committees, which always includes himself.

2.        Further, please revise your filing to ensure that each statement or assertion of opinion or belief is characterized as such, and that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your proxy statement, or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your filing, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

•	"The lack of a truly independent board of directors is causing the Company to fail to realize its full potential," page 5;

Response: This sentence has been revised to make clear that it is Mr. Hussein's opinion.

•	"In my opinion, recurring issues related to the governance of the Company have led to the Company's lackluster financial results, and seriously compromise the shareholders' interests," page 5;

Response: The Company's lackluster financial results in recent years are described on p. 5. Please also refer to the response to Comment 1 contained in our letter to Mr. Panos dated July 31, 2008, regarding soliciting materials filed July 1, 2008.

•

"[T]he Chairman has invoked the provisions in the Settlement Agreement regarding deadlocks to override the board committees and to add another director of his choosing, Philip Kaplan, to the Board and all board committees," page 10;

Response: See our response to Comment 1 above.

Ms. Katherine Wray	-6-	August 6, 2008

•	The suggestion that Louis Silverman resigned from the board of directors under pressure from Mr. Razin, page 11;

Response: This sentence has been revised to state that Mr. Razin requested Mr. Silverman's resignation.

•	"The June 23 result of the vote it seems this was not an acceptable outcome for Mr. Razin [stet]," page 11;

Response: This sentence has been revised and expanded as follows: "At the June 23 Board meeting, a motion to elect Philip Kaplan to fill the vacancy created by Mr. Silverman's resignation failed by a vote of 4-3-2. This apparently was not an acceptable outcome because Mr. Razin called another Board meeting for June 27. At the June 27 meeting, the President of NextGen voted to approve rather than abstaining, and Mr. Kaplan was elected by a 5-3 vote."

•	"The Chairman invokes the deadlock mechanism as a means of controlling the nominating and compensation processes," page 12; and

Response: See our response to Comment 1 above.

•	"The present Board... is totally incapable of standing up to Mr. Razin," page 13.

Response: See our response to Comment 1 above.

Why Am I Running an Alternate Slate?, page 5

3.        You refer to the "election of the present Board in September 2004." It appears, however, that there have been changes in the composition of the board of directors since September 2004, for example as a result of the election of Messrs. Fawzy and Hoffman. Please revise your filing to clarify, if accurate, that the current board is not identical to the September 2004 board.

Response: The requested clarification has been made on p. 5.

Board Governance Issues, page 8

4.        We note the disclosure in your definitive proxy statement filed September 6, 2005, for Quality Systems' 2005 annual shareholder meeting, that the definition of "independent director" adopted by the board in 2004 was "substantially identical to that contained in NASD Marketplace Rule 4200(a)(15)." Please tell us whether the definition of "independent director" adopted by the board in 2004, which we understand to be the current definition in the company's bylaws, remains substantially the same as the definition of the term currently used by The Nasdaq Stock

Ms. Katherine Wray	-7-	August 6, 2008

Market. To the extent that the definition contained in the bylaws was and/or is identical or substantially similar to that contained in the rules of The Nasdaq Stock Market, please acknowledge this fact in your discussion on page 8.

Response: The definition of independent director in QSI's current Bylaws was amended in May 2007 to, among other things, add the word "executive" before "officer" in the first line. Under QSI's Bylaws, the Chairman of the Board is an officer, so without the modifying word, Mr. Razin could not be considered independent. We have added the following sentence at the end of the first paragraph under "Board Governance Issues" on p. 8: "The definition of "independent director" included in the Bylaws in October 2004 was, and the definition in the current Bylaws is, substantially similar to the definition contained in NASDAQ Marketplace Rule 4200(a)(15) in place at the respective dates of adoption." We have added similar disclosure on pp. 10 and 21.

5.        Your proxy statement indicated that nine directors will be elected at the annual meeting of Quality Systems, Inc., but you are proposing a slate of only six director nominees. Please revise your filing to clarify that the proxies you are soliciting cannot be voted for a greater number of persons than the number of nominees' names in your proxy statement. See Instruction 4 to Item 401(a) of Regulation S-K.

Response: The requested clarification has been made on p. 13 and on our proxy card.

6.        We note the proxy statement discloses that there can be no assurance that any of the nominees of Quality Systems, if elected, would serve with any of your nominees, if elected. In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions up for election, including whether the remaining seats are likely to be vacant or filled by company nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

Response: We have added disclosure on p. 13 to the effect that we believe all positions will be filled at the Annual Meeting because QSI has indicated that (1) the nine nominees receiving the highest number of votes cast at the meeting will be elected and (2) their proxies will be voted in such manner as to provide for the election of the maximum number of management's director nominees, but if any vacancies in fact occurs, we will seek to amend QSI's Bylaws to reduce the number of positions on the Board so as to eliminate any such vacancies.

7.         Please provide us with supporting material for the following statement, which is presented as a factual assertion on page 9 of your proxy statement: "The agenda of the Board meetings and the minutes are under the exclusive control of the Chairman." Specifically advise us whether other directors introduce matters for consideration at meetings and comment upon and/or sign the board minutes.

Ms. Katherine Wray	-8-	August 6, 2008

Response: See our response to Comment 1. We have deleted the reference to "exclusive" control.

Excessive Compensation of Executives, page 9

8.         We note the following statement in this section: "The new directors received compensation which was more than tenfold compared to that received by the outgoing Board." Please provide additional support for your apparent view, as expressed in the title and elsewhere in this section, that the compensation paid to Quality Systems' executives is excessive. For example, to the extent that the participants are aware that the company pays its directors significantly more than its peer companies, please provide this information in your filing. In addition, please advise with a view toward revised disclosure whether, to the knowledge of the participants, the company paid its outgoing directors in 2004 significantly less than its peer companies paid their directors at that time.

Response: Mr. Hussein does not believe the compensation paid to non-employee directors of the Company during fiscal 2007 and 2008 was excessive compared to its peer companies. Mr. Hussein does believe that the compensation approved for the incoming non-employee directors in November 2004 (which approval was subsequently reversed) was excessive, particularly as the new directors were aware of the Company's prior director compensation program at the time they agreed to be nominated for election and, in addition, had been granted options for 2,500 shares (10,000 shares as adjusted for the stock splits in 2005 and 2006) in September 2004 immediately following their election.

9.         You refer readers in the last paragraph on page 9 to a section elsewhere in your filing titled, "Inability to Retain Independent Counsel," but we are unable to locate a section with this heading. Please revise your proxy statement as appropriate, or advise.

Response: Reference to this heading has been deleted.

10.       You state in the final sentence beginning on page 9 that you believe that the board's vote on June 10, 2004, regarding stock option grants to certain employees was invalid under Nasdaq Marketplace Rule 4350(c)(3). It appears, however, the requirement contained in the Nasdaq Marketplace Rules to which you refer was not effective with respect to the company until its September 2004 annual meeting. See SEC Release 34-48745. Please revise your disclosure to reflect, if accurate, that the referenced rule was not effective with respect to the company at the time of the board's June 2004 vote, or advise.

Response: The sentence referring to Nasdaq Marketplace Rule 4350(c)(3) has been deleted.

Ms. Katherine Wray	-9-	August 6, 2008

Proposal No. 3 Amend Bylaws to Change Definition of Independent Director, page 20

Statement of Support, page 20

11.        We re-issue comment 4 above with respect to the discussion on the top of page 21 regarding the new definition of "independent director" in the company's bylaws as adopted by the board in October 2004. Please expand your disclosure in this section as appropriate in light of comment 4 above.

Response: See our response to Comment 4 above.

12.       Please advise, with a view toward revised disclosure, whether the May 31, 2007, revision to the bylaws to raise the amount of compensation an independent director's family member may have received from the company from $60,000 to $100,000, mirrored a then-recent change in the rules of The Nasdaq Stock Market with respect to director independence.

Response: The definition of independent director adopted by the Board on May 31, 2007, mirrored the definition included in the Marketplace Rules as revised by Nasdaq in 2006. See our response to Comment 4 above and the added disclosure on p. 21.

Other Nominee and Participant Information, page 27

13.       Under Instruction 3 to Item 4 of Schedule 14A, the Nominees are defined as participants. Please revise this section and any others to remove the implication that the Nominees are only "deemed" to be participants.

Response: Our proxy materials have been revised as requested.

Closing Comments

Each of the filing persons has authorized me to confirm that he acknowledges that:

•	each of the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Katherine Wray	-10-	August 6, 2008

Please feel free to call me at (503) 205-2552 or my co-counsel, Spencer L. Schneider at (212) 233-7400, if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ Mary Ann Frantz

Mary Ann Frantz